AMENDMENT NO. 1 TO ADMINISTRATION AGREEMENT

AMENDMENT NO. 1 TO ADMINISTRATION AGREEMENT (the “Amendment”) made as of the 19th day of January 2011 by and between QUANTITATIVE GROUP OF FUNDS, a trust organized under the laws of the Commonwealth of Massachusetts (the “Trust”), and QUANTITATIVE INVESTMENT ADVISORS, INC., a Delaware corporation (the “Administrator”).

WHEREAS, the Trust and the Administrator entered into an Administration Agreement dated as of November 1, 2008 (the “Original Agreement,” and together with the Amendment, the “Agreement”), pursuant to which the Administrator is to provide certain administrative services to the Trust, including certain legal services; and

WHEREAS, in addition to the legal services received by the Trust from the Administrator pursuant to the Original Agreement, the Trust has engaged counsel (“Fund Counsel”) also for certain legal services, including certain legal services relating to matters for which it receives legal services from the Administrator pursuant to the Original Agreement; and

WHEREAS, the Administrator has engaged a law firm to provide some or all of the legal services that it is obligated to provide under the Original Agreement, and the Trust has engaged the same law firm to serve as Fund Counsel; and

WHERAS, as each of the Trust and the Administrator agree that it would be difficult and uneconomical for them to allocate the amounts due to Fund Counsel (“Fund Counsel Fees”) for legal services provided to each of them; and

WHEREAS, the Trust and the Administrator each desires to enter into this Amendment to provide for the allocation of Fund Counsel Fees.

NOW, THEREFORE, in consideration of the mutual covenants herein set forth, it is agreed between the parties hereto that the Original Agreement shall be amended as follows:

1. Allocation of Fund Counsel Fees.  All Fund Counsel Fees relating to legal services for the Funds that are included in the description of legal services to be provided by the Administrator to the Funds in Appendix B to the Original Agreement (the “Contracted Fees”) will be paid by each of the Trust and the Administrator in equal amounts.  All Fund Counsel Fees relating to legal services for the Funds other than Contracted Fees will be paid solely by the Trust.

2. Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

3. Governing Law.  This Amendment and all performance hereunder will be governed by the laws of the Commonwealth of Massachusetts.

4. Several Obligations of the Funds.  This Amendment is an agreement entered into between the Administrator and the Trust with respect to each of its separate series (each, a “Fund”).  With respect to any obligation of the Trust on behalf of a Fund arising out of this Amendment or the Agreement, the Administrator shall look for payment or satisfaction of such obligation solely to the assets of the Fund to which such obligations relate as though the Administrator had separately contracted with the Trust by separate written instrument with respect to each Fund.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be duly examined and delivered by their duly authorized officers as of the date first written above.

QUANTITATIVE GROUP OF FUNDS

By: /s/ Willard L. Umphrey
Willard L. Umphrey, President

QUANTITATIVE INVESTMENT ADVISORS, INC.

By: /s/ Willard L. Umphrey

Willard L. Umphrey, President

55 Old Bedford Road, Suite 202  I  Lincoln, MA 01773  I  800 – 550 – 6218  I  781 – 259 – 1166 fax